UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-70244

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/22 (MM/DD/YY) AND ENDING 06/30/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ALTRUIST FINANCIAL LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3030 S LA CIENEGA BLVD
(No. and Street)

CULVER CITY	CA	90232
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

JASON GERINGER	(917) 968 - 8801	JASON.GERINGER@ALTRUIST.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BDO USA, P.C.
(Name – if individual, state last, first, and middle name)

515 S FLOWER ST, 47TH FLOOR	LOS ANGELES	CA	90071
(Address)	(City)	(State)	(Zip Code)

10/08/2003	243
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mazi Bahadori_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Altruist Financial LLC_____, as of 6/30_____, 2 023___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Chief Executive Officer

See Attached Jurat
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



Annual Reports
Form X-17A-5

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 28th day of September, 2023, by Mazi Bahadori,
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

(Seal) Signature [signature]

Ryan Matthew McDuffie
COMM. 2379110
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires Oct. 19, 2025

ALTRUIST FINANCIAL LLC

Statement of Financial Condition

As of June 30, 2023

(With Report of Independent Registered Public Accounting Firm Thereon)

Filed pursuant to Rule 17a-5(e)(3)

Under the Securities Exchange Act of 1934

As a Public Document

ALTRUIST FINANCIAL LLC

Statement of Financial Condition

June 30, 2023

Table of Contents



Tel: 310-557-0300
Fax: 310-557-1777
www.bdo.com

515 South Flower Street
47th Floor
Los Angeles, CA 90071

Report of Independent Registered Public Accounting Firm

To the Member of
Altruist Financial LLC
Los Angeles, California

Opinion on Financial Statement

We have audited the accompanying statement of financial condition of Altruist Financial LLC (the "Broker-Dealer") as of June 30, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Broker-Dealer at June 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Broker-Dealer's management. Our responsibility is to express an opinion on the Broker-Dealer's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

BDO USA, P.C.

We have served as the Broker-Dealer's auditor since 2022.

Los Angeles, California

October 03, 2023

ALTRUIST FINANCIAL LLC

Statement of Financial Condition

As of June 30, 2023

(In thousands)

Assets

Cash and cash equivalents	$	16,522
Cash segregated in compliance with federal regulations		12,958
Receivables from brokers, dealers, and clearing organizations		3,900
Deposits with clearing organizations		1,166
Securities borrowed		36,992
Receivables from customers, net of allowance for credit losses of $25		9,481
Equity securities - user-held fractional shares, at fair value		27,633
Securities owned, at fair value		1,141
Other assets		1,218
Total assets	**$**	**111,011**
Liabilities and member's equity		
Liabilities:		
Payables to customers		11,911
Payables to brokers, dealers, and clearing organizations		11,202
Securities loaned		38,299
Equity securities – repurchase obligations, at fair value		27,633
Due to affiliates		1,314
Accrued expenses and other liabilities		1,499
Total liabilities		91,858
Member's equity		19,153
Total liabilities and member's equity	**$**	**111,011**

See accompanying notes to statement of financial condition.

(1) Description of Business

Altruist Financial LLC (the "Company") is a single member limited liability company ("LLC") incorporated in the state of Delaware and is a wholly owned subsidiary of Altruist Corporation (the "Member"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and with the Financial Industry Regulatory Authority ("FINRA"). The Company's customer base is located in the United States ("US"), as such, its operations and revenue generating activities are conducted solely within the US.

Previously, the Company performed introducing brokerage activities utilizing Apex Clearing Corporation ("Apex") for services including, but not limited to, custody of customer assets, management of the fully paid lending ("FPL") program, administration of an FDIC sweep program, and clearing and settlement services. As such, while acting as an introducing broker, the Company did not hold funds or securities for, or owe money or securities to, customers and was exempt from all requirements under SEC Rule §15c3-3.

During October 2022, the Company received approval from FINRA to conduct activities as a clearing firm. On March 9, 2023, the Company was approved for NSCC and DTC membership by DTCC. Once the Company received NSCC and DTC membership approval, the Company immediately onboarded a limited quantity of customers. Prior to March 9, 2023, the Company was exempt from the provisions of Rule §15c3-3 under the Securities and Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule. The Company also claims exemption from the provisions of Rule §15c3-3 because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 CFR §240.17a-5 where limited to (1) providing securities lending analysis, and (2) earning dividends on securities and interest on corporate funds and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b) (2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule §15c3-3) throughout the most recent fiscal year without exception. On March 9, 2023, the Company became subject to the reserve and possession or control requirements of SEC Rule §15c3-3. During April 2023, the Company converted its customer assets from Apex and began clearing transactions for those customers. The Company clears transactions primarily in equities, mutual funds, and fixed income products. In addition, the Company offers its customers the options to participate in its FDIC sweep and FPL programs.

Summary of Significant Accounting Policies

Basis of Presentation

The statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"), which require management to make certain estimates and assumptions that affect the reported amounts in the accompanying statement of financial condition and the related disclosures. Actual results may differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments that mature in three months or less from the time of acquisition and that are not segregated for regulatory purposes to be cash and cash equivalents. As of June 30, 2023, cash and cash equivalents consist of cash on deposit with third-party financial institutions.

Cash Segregated in Compliance with Federal Regulations

Pursuant to the Customer Protection Rule §15c3-3 of the Securities Exchange Act of 1934, and other applicable regulations, the Company maintains cash in segregated reserve accounts for the exclusive benefit of the customers.

Concentration Risk

The Company's cash, cash equivalents, and cash segregated in compliance with federal regulations is concentrated at one third-party financial institution that is insured by the Federal Deposit Insurance Corporation. Amounts on deposit exceed the federally insured limits.

Due to the strong capitalization and reputation of the financial institution, the Company does not consider itself to be at risk with respect to its cash, cash equivalents and cash segregated in compliance with federal regulations.

Limited Liability Company

Since the Company is an LLC, it falls within the scope of Accounting Standards Codification ("ASC") 272 – Limited Liability Entities. The Company does not have separate components for Member's equity as it is all considered available for withdrawal, limited by the Company's regulatory restrictions pursuant to broker-dealer rules promulgated by the SEC and FINRA. The Member has limited liability for the obligations or debts that are exclusively entered into by the Company.

Receivables from and Payables to Brokers, Dealers, and Clearing Organizations

Receivables from brokers, dealers, and clearing organizations include amounts on deposit with Apex, accruals for securities lending revenues, and fails to deliver.

Payables to brokers, dealers, and clearing organizations mainly consist of fails to receive.

Receivables from Customers, net and Payables to Customers

Receivables from customers, net represent amounts advanced by the Company to its customers. Such receivables are generally fully collateralized by securities in the customer's account. Customer securities collateralizing such advances are not reflected in the Company's statement of financial condition. The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses.

The Company analyzes unsecured balances case by case and subjects the balances to an aging methodology which results in the balances being fully written off after 12 months. If the Company deems a receivable uncollectible prior to the 12-month period, the receivable is fully written off.

Payables to customers consist primarily of client cash held in brokerage accounts and is carried at the amount of client cash on deposit.

Deposits with clearing organizations

The Company is required to maintain collateral deposits with clearing organizations including the Depository Trust & Clearing Corporation which allows the Company to use security transactions services provided by its clearing organizations for trade comparison, clearance, and settlement. The clearing organizations establish financial requirements, including deposit requirements, to reduce their risk. The deposits may fluctuate significantly from time to time based upon the nature and size of trading activities and market volatility. As the Company has not experienced historic defaults, there is no expectation of credit losses under these arrangements.

Securities Borrowed and Loaned

Securities borrowed is mainly comprised of securities borrowed from customers in connection to the fully paid lending program ("FPL"), which allows customers to earn income on certain securities when they permit the Company to lend these securities.

The Company receives cash collateral for securities loaned, which is generally in excess of the fair value of the securities. Securities loaned transactions are recorded based on the amount of cash collateral received. Increases in securities prices may cause the market value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities, the Company may be exposed to the risk of acquiring the securities at prevailing market prices to satisfy its client obligations. The Company seeks to mitigate this risk by requiring credit approvals, establishing limits and thresholds for credit exposure, and continually assessing the creditworthiness of the counterparties. Additionally, the Company monitors the value of securities loaned daily and requires additional cash collateral as needed to ensure full collateralization. The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for securities borrowed related receivables.

The Company deposits cash as collateral securing the loans in the customers' accounts in a bank account that is managed by a third-party collateral agent for the benefit of the customer. The cash collateral on deposit in relation to the FPL program as of June 30, 2023, totaled $37 million and was classified as securities borrowed in the statement of financial condition.

Fractional Share Program

The Company operates a fractional share program for the benefit of its customers and maintains an inventory of equities held exclusively to support the program.

The Company has determined that fractional shares purchased by customers do not meet the criteria for derecognition under the accounting guidance prescribed within ASC 860 – Transfers and Servicing. Therefore, the Company accounts for fractional shares purchased by customers as secured borrowings with the underlying financial assets pledged to the customers as collateral. The Company recognizes an offsetting liability to reflect the obligation to repurchase the fractional shares from the customers when they decide to sell their positions.

The fractional shares owned by the customers and the Company's obligation to repurchase the shares are presented as equity securities – user-held fractional shares, at fair value and equity securities – repurchase obligations, at fair value, respectively, within the statement of financial condition.

The Company measures the fractional shares owned by customers and the corresponding repurchase obligation at fair value through the election of the fair value option. The Company believes that carrying these financial assets and liabilities at fair value best reflects the underlying economics. The fair value of these financial instruments is determined based on quoted prices in active markets.

Since equities cannot be traded through clearing exchanges and market makers in fractional quantities, the Company purchases whole shares from the market to support its fractional share program. The Company's proprietary inventory is presented as securities owned, at fair value on the statement of financial condition and is measured at fair value in line with guidance prescribed within ASC 940-320-35 – Investments – Debt and Equity Securities.

Other Assets

Other assets is mainly comprised of interest receivable from the sweep program and prepaid expenses.

FDIC Sweep Program

The Company's FDIC Sweep Program ("sweep program") provides eligible customers with up to $1 million of Federal Deposit Insurance Corporation ("FDIC") insurance on their eligible cash in addition to the $250,000 covered by the Securities Investor Protection Corporation ("SIPC") for total coverage of $1.25 million. The sweep program consists of sweeping participating customers' uninvested cash off-balance sheet to various program banks, allowing the amount on deposit at each bank to remain below the FDIC protected threshold. Cash balances in excess of $1 million remain subject to the Company's safeguarding prescribed under SEC's Customer Protection Rule §15c3-3.

Fair Value of Assets and Liabilities

Fair value is defined as the price that would be received to sell an asset or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurement accounting guidance describes the fair value hierarchy for disclosing assets and liabilities measured at fair value, based on the inputs used to value them. The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The fair value hierarchy includes three levels based on the objectivity of the inputs, as follows:

- *Level 1* – inputs are unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- *Level 2* – inputs are quoted prices for similar assets in an active market, quoted prices in markets that are not considered active or financial instruments for which inputs are observable, either directly or indirectly.

- *Level 3* – inputs are prices or valuations that are significant to the fair value measurement and are unobservable.

The Company applies valuation techniques consistent with the market approach for assets measured at fair value on a recurring basis.

Current Expected Credit Losses

The Company follows ASC Topic 326 – "Financial Instruments – Credit Losses" ("CECL"), which requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

CECL applies to financial assets measured at amortized cost, held-to-maturity debt securities and off-balance sheet credit exposures. For on-balance sheet assets, an allowance must be recognized at the origination or purchase of in-scope assets and represents the expected credit losses over the contractual life of those assets. Expected credit losses on off-balance sheet credit exposures must be estimated over the contractual period the Company is exposed to credit risk as a result of a present obligation to extend credit.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis, the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis.

Lease Accounting

The Company is party to an expense sharing arrangement ("ESA") with the Member, as discussed in footnote 5 – related party transactions; whereby the Member allocated a percentage of the overall rent expense to the Company. The Company is not a party to the Member's lease agreement, as such, the Company is not bound by the terms of the lease agreement. Therefore, a right of use asset and lease liability were not recorded.

Securities Transactions

Customer securities transactions are recorded on a settlement-date basis, with such transactions generally settling two business days after the trade. Securities owned by customers are not included in the Company's statement of financial condition.

Income Taxes

The Company is considered a single-member LLC taxed as a disregarded entity. The Company is accounted for as a division of the Member and does not file separate tax returns. As of June 30, 2023, no tax sharing agreement existed between the Company and the Member.

Capital and Liquidity

The Company's ability to meet its capital requirements is dependent on continued financial support from the Member.

The Member has represented its ability and commitment to provide capital contributions to the Company, as needed, for a minimum period of 12 months from the issuance of the statement of financial condition. As of June 30, 2023, the Company has received a total of $33.5 million in capital contributions from the Member.

(2) Receivables from brokers, dealers, and clearing organizations

Receivables from brokers, dealers, and clearing organizations consist of the following as of June 30, 2023 (in thousands):

Receivables from clearing organizations	$	1,394
Receivables from broker-dealers		1,545
Securities failed to deliver		943
Receivables from order flow		18
Total receivables from brokers, dealers, clearing organizations, and clearing agents	$	3,900

Payables to brokers, dealers, and clearing organizations consist of the following as of June 30, 2023 (in thousands):

Securities failed to receive	$	11,153
Payables to clearing organizations		49
Total receivables from brokers, dealers, clearing organizations, and clearing agents	$	11,202

(3) Securities Borrowed and Loaned

The Company's securities borrowing, and securities lending transactions are transacted under master agreements that are widely used by counterparties and that may allow for net settlements of payments in the normal course, as well as offsetting of all contracts with a given counterparty in the event of a bankruptcy or default of one of the two parties to the transaction. The Company seeks to minimize this risk by continually reviewing the credit quality of its counterparties.

The Company does not offset securities borrowing and securities lending transactions within the statement of financial condition. The following table presents information about these transactions to evaluate the potential effects of rights of offset between these recognized assets and liabilities as of June 30, 2023 (in thousands):

	Gross amounts of assets and liabilities recognized		Gross amounts offset in the statement of financial condition		Net amounts presented in the statement of financial condition		Amounts not offset in the statement of financial condition Market Value of assets received or pledged		Net amount
Assets:									
Securities borrowed	$ 36,992	$	-	$	36,992	$	(36,122)	$	870
Liabilities:									
Securities loaned	$ 38,299	$	-	$	38,299	$	(35,286)	$	3,013

(4) Financial Assets and Financial Liabilities

Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis

The table below presents, by level within the fair value hierarchy, financial assets and liabilities that are measured at fair value on a recurring basis in the Company's statement of financial condition as of June 30, 2023 (in thousands):

	Level 1	Level 2	Level 3	Total Fair Value
Assets:				
Equity securities - user-held fractional shares, at fair value	$ 27,633	$ -	$ -	$ 27,633
Securities owned, at fair value	1,141	-	-	1,141
Total assets, measured at fair value	28,774	-	-	28,774
Liabilities:				
Equity securities – repurchase obligations, at fair value	27,633	-	-	27,633
Accrued expenses and other liabilities [(1)]	84	-	-	84
Total liabilities, measured at fair value	$ 27,717	$ -	$ -	$ 27,717

(1) Accrued expenses and other liabilities measured at fair value on a recurring basis include securities sold, but not yet purchased.

Financial Assets and Liabilities Not Measured at Fair Value

Certain financial assets and liabilities are not carried at fair value in the statement of financial condition. Due to the short-term nature of these financial assets and liabilities, the fair value approximates the carrying value. These financial assets and liabilities include receivables from and payables to brokers, dealers and clearing organizations, securities borrowed, securities loaned and due to affiliated companies.

(5)   Related Party Transactions

The Company has an Expense Sharing Agreement ("ESA") in place with the Member which requires the allocation of costs and expenses incurred by the Member that are attributable, fully or in part, to the Company. The agreement is termed for one year from its effective date with automatic one-year renewals, unless and until terminated by the Company or the Member. The allocation methodologies are based on time, headcount, nature and other relevant factors, and because these transactions and the agreement are with an affiliate, they may not be equivalent to those recorded if the Company was not a wholly owned subsidiary of the Member. The Company settles its liability to the Member monthly, one month in arrears. The liability to the Member is presented as due to affiliates in the statement of financial condition.

On March 3, 2023, the Company and the Member entered into a committed line of credit agreement, whereby the Company may borrow up to $20 million for liquidity or working capital needs. If the Company were to draw down on the LOC, the payment terms state that repayment shall take place in a period that does not exceed three months from the funding date. The interest rate shall be determined through consultation between the Company and the Member and is to be calculated on a 360-day-year basis. On June 30, 2023, the Company did not have any liabilities related to the LOC.

(6)   Net Capital Requirement

The Company is subject to the SEC Net Capital Rule (§15c3-1). Under this rule, the Company calculates its net capital requirements using the "alternative method," which requires the maintenance of minimum net capital, as defined by the rules, equal to the greater of $250,000, or 2% of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers (§15c3-3).

On June 30, 2023, the Company had net capital of $16.5 million (179% of aggregate debit items), which was $16.3 million in excess of its required net capital of $250 thousand.

(7) Commitments and Contingencies

Litigation and Claims

The Company accrues a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many lawsuits and regulatory proceedings, it is not possible to determine whether a liability has been incurred or to estimate the ultimate or minimum amount of that liability until the matter is close to resolution. In view of the inherent difficulty of predicting the outcome of such matters, the Company cannot determine the probability or estimate what the eventual loss or range of loss related to such matters will be. Subject to the foregoing, the Company continues to assess these matters and believes, in conjunction with consultation with outside counsel, that based on information available to it, that the resolution of these matters will not have a material adverse effect on its financial condition as of June 30, 2023.

The Company is engaged in regulatory matters, including investigations and enforcements, as well as regulatory exams that could result in investigations and enforcement, and routine civil litigation, such as customer arbitrations and reparation proceedings and, from time to time, actions brought by former employees relating to termination of employment. Pending regulatory investigations and enforcements could ultimately result in a censure and/or fine, and such other civil litigation could result in judgements or settlements for damages and other relief.

While no assurances can be given, the Company does not believe that the ultimate outcome of any such pending regulatory or civil matters will result in a material, adverse effect on the Company's business or financial condition. Hence, no loss amount has been recorded or disclosed in accordance with ASC *450-10 - Contingencies*.

General Contingencies and Guarantees

In the ordinary course of business, there are various contingencies that are not reflected in the statement of financial condition. These include customer activities involving the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet credit risk in the event the customers are unable to fulfill their contractual obligations. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy its obligations to customers or counterparties.

The Company provides guarantees to its clearing organization and exchanges under their standard membership agreements, which require members to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to a clearing organization or exchange, other members would be required to meet the shortfalls. The Company's liability under these arrangements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, management believes that the possibility of the Company being required to make payments under these arrangements is remote. Accordingly, no liability has been recorded for these potential events.

(8)   Subsequent Events

The Company has evaluated events and transactions occurring subsequent to June 30, 2023, as of the date the statement of financial condition was issued. Management believes that no material events have occurred since June 30, 2023, that require recognition or disclosure.